August 3, 2018

Adam Logal
Senior Vice President, Chief Financial Officer, and Treasurer
Opko Health, Inc.
4400 Biscayne Blvd.
Miami, FL 33137

       Re: Opko Health, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-33528

Dear Mr. Logal:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
For the Years Ended December 31, 2017 and December 31, 2016
Revenues, page 61

1. Regarding your disclosure of the decrease in revenue from services, please tell us the amount attributable to each of the following and its underlying cause:
        decrease reimbursement at GeneDx division;
        decreased volume at GeneDx;
        overall decrease in reimbursement at BioReference;
        the adjustments to estimated payment amounts from third party payors;
and
        claims of overpayment, separately including how much was a result of payor error.
 Adam Logal
Opko Health, Inc.
August 3, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.

FirstName LastNameAdam Logal
Comapany NameOpko Health, Inc.
                                                          Division of
Corporation Finance
August 3, 2018 Page 2                                     Office of Healthcare
& Insurance
FirstName LastName